Exhibit 99.1

Descartes Announces TSX Acceptance of Normal Course Issuer Bid

WATERLOO, Ontario, June 07, 2022 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX: DSG) (Nasdaq: DSGX), the global leader in uniting logistics-intensive businesses in commerce, today announced that the Toronto Stock Exchange (the TSX) has accepted Descartes’ notice to launch a Normal Course Issuer Bid (the Bid).

Under the Bid, the Company may, and intends to, repurchase on the open market, at its discretion during the period commencing on June 10, 2022 and ending on the earlier of June 9, 2023 and the completion of purchases under the Bid, up to 7,389,623 common shares, representing approximately 8.7% of the issued and outstanding common shares and approximately 10% of the "public float" (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, the average daily trading volume of the common shares on the TSX during the six months ended May 31, 2022 was approximately 197,218 and, accordingly, daily purchases on the TSX pursuant to the Bid will be limited to 49,304 common shares, other than purchases made pursuant to the block purchase exception. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of Descartes, subject to applicable law and the rules of the TSX. In accordance with the TSX rules, the maximum number of common shares which may be repurchased for cancellation under the Bid will be reduced by the number of any common shares purchased for delivery pursuant to stock-based compensation plans.

Purchases are expected to be made through the facilities of TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators, at prevailing market prices. The Bid will be funded using existing cash resources and any common shares repurchased by Descartes under the Bid will be cancelled.
As of May 31, 2022, Descartes had 84,781,562 issued and outstanding common shares and a "public float" (within the meaning of the rules of the TSX) of 73,896,230 common shares.
Descartes believes that (i) the purchases will be in the best interests of Descartes and constitute a desirable use of its funds and (ii) the Bid will provide the flexibility to manage Descartes’ capital position while generating value for shareholders.

About Descartes Systems Group
Descartes (TSX: DSG) (Nasdaq: DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com and connect with us on LinkedIn and Twitter.

Descartes Investor Contact
Laurie McCauley
(519) 746-6114 x202358
investor@descartes.com

Contact us | We’d love to hear from you!
CorporateCommunications@descartes.com